Press Release

AHOLD APPOINTS
JOSE ALVAREZ
PRESIDENT AND CEO OF
STOP & SHOP/GIANT-
LANDOVER

Amsterdam, The Netherlands, April 4, 2006 - Ahold announced today that the Corporate Executive Board has appointed Jose Alvarez as President and Chief Executive Officer of the Stop & Shop/Giant-Landover arena.

Alvarez, who joined the company in 2001, was previously Executive Vice President of Supply Chain and Logistics at Stop & Shop/Giant-Landover. He has also served as the arena's Senior Vice President Logistics and Vice President Strategic Initiatives.

Marc Smith, who announced his decision to retire as CEO of the arena in February 2006, will work closely with Alvarez over the next month as he makes the transition into his new role.

Alvarez has over 15 years experience in the supermarket industry and has held management positions in a variety of functional areas.

Before joining Stop & Shop/Giant-Landover in 2001, Alvarez worked with Shaw's Supermarkets, where his positions included Vice President of Grocery Merchandising. He also worked at American Stores Company and its subsidiary Jewel Food Stores, where his posts included Director of Market Research, Category Manager Produce, store management positions and assignments in developing strategic initiatives.

Alvarez holds a bachelor's degree from Princeton University and an MBA from the University of Chicago.

"I'm very pleased that we are promoting Jose to the President and CEO position, as I believe his strategic planning skills and breadth of functional experience make him the right person to lead the arena," said Ahold's President and Chief Executive Officer Anders Moberg.

"Jose has a track record of delivering results by reinventing the way we do business. He has taken responsibility for difficult projects involving large scale change and has successfully led the management teams which have completed those projects. I'm confident that he will successfully manage the repositioning of Stop & Shop/Giant-Landover to enhance our market position in this arena."

                                                                         2006009
Ahold Press Office: +31 (0)20 509 5343

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DISCLAIMER
Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely. Many of these risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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